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                                                                    Exhibit 99.1


For Immediate Release


FEDERAL COMMUNICATIONS COMMISSION
GRANTS TRANSFER OF COMSAT LICENSES
TO LOCKHEED MARTIN

     Action Clears Way for Completion of Lockheed Martin/COMSAT Combination


BETHESDA, Maryland, July 31, 2000 - A Federal Communications Commission (FCC)

order released today granting COMSAT Corporation authority to assign its space and earth stations licenses to a subsidiary of Lockheed Martin will permit completion of a strategic combination between the two companies.


In issuing the order, the FCC noted that after the merger the resulting competition "will promote wider service offerings and lower prices for consumers in the United States and abroad."


Lockheed Martin and COMSAT indicated they would finalize their combination later this week.

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CONTACT: Charles Manor, Lockheed Martin Global Telecommunications, 301/897-6258